UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ASTRA SPACE, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

04634X 103

(CUSIP Number)

June 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 103	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Canaan X L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,689,668
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,689,668
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,689,668
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

For purposes of calculating beneficial ownership in this statement on Schedule 13G, the total number of shares of Class A Common Stock outstanding as of July 1, 2021 is 197,927,515, which amount is based on 254,207,643 shares of Class A Common Stock and Class B Common Stock outstanding as reported by the Issuer on its Current Report on Form 8-K, dated July 1, 2021, and the 56,280,128 shares of Class B Common Stock outstanding as reported by the Issuer on its Prospectus, dated June 8, 2021, meaning there are 197,927,515 shares of Class A Common Stock outstanding as reported by the Issuer. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Class A Common Stock outstanding as reported by the Issuer.

CUSIP No. 04634X 103	SCHEDULE 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners X LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,689,668
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,689,668
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,689,668
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 04634X 103	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Astra Space, Inc. (f/k/a Holicity, Inc.) (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1900 Skyhawk Street

Alameda, CA 94501

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Canaan X L.P., a Cayman Islands limited partnership (the “Fund”); and

(ii)	Canaan Partners X LLC, a Delaware limited liability company (the “General Partner”).

The address of the principal business office of each of the reporting persons is 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

04634X 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 04634X 103	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	The Fund directly owns 20,689,668 shares of Common Stock, which represents approximately 10.5% of the outstanding shares of Common Stock.

(ii)

The General Partner is the general partner of the Fund and may be deemed to beneficially own 20,689,668 shares of Common Stock, which represents approximately 10.5% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	Number of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Canaan X L.P.	20,689,668	0	20,689,668	0
Canaan Partners X LLC	20,689,668	0	20,689,668	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

For purposes of calculating beneficial ownership in this statement on Schedule 13G, the total number of shares of Class A Common Stock outstanding as of July 1, 2021 is 197,927,515, which amount is based on 254,207,643 shares of Class A Common Stock and Class B Common Stock outstanding as reported by the Issuer on its Current Report on Form 8-K, dated July 1, 2021, and the 56,280,128 shares of Class B Common Stock outstanding as reported by the Issuer on its Prospectus, dated June 8, 2021, meaning there are 197,927,515 shares of Class A Common Stock outstanding as reported by the Issuer. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Class A Common Stock outstanding as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04634X 103	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

CANAAN X L.P.

By: CANAAN PARTNERS X LLC, its General Partner

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS X LLC

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CUSIP No. 04634X 103	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit

24	Power of Attorney

99.1	Joint Filing Statement